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                                   EXHIBIT 11

                   HOLOPAK TECHNOLOGIES, INC. AND SUBSIDIARIES

                    COMPUTATION OF EARNINGS (LOSS) PER SHARE
                                   (UNAUDITED)



                                              THREE MONTHS
                                              ENDED JUNE 30,
                                         1998              1997
                                      ----------        ----------
Weighted-Average Number of
   Common Shares Outstanding...        3,347,689         3,347,689

Total Common Shares and
   Common  Share Equivalents
   Outstanding ................        3,347,689         3,347,689
                                      ==========        ==========

Earnings Per Common Share and
   Common Share Equivalents:

Net Income (Loss) .............       $    (0.04)       $     0.00
                                      ==========        ==========